June 30, 2011

VIA EDGAR

Mr. Daniel L. Gordon

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DuPont Fabros Technology, Inc.
Form 10-K for the year ended December 31, 2010
File No. 1-33748
DuPont Fabros Technology, L.P.
Form 10-K for the year ended December 31, 2010
File No. 333-165465-17

Dear Mr. Gordon:

Reference is made to your letter, dated June 3, 2011, regarding comments made by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2010. This letter repeats the comments in the Staff’s letter in bolded typeface followed by a response prepared by management of DuPont Fabros Technology, Inc. and DuPont Fabros Technology, L.P. (the “Company” or “we”) together with our legal representatives. We have also sent to your attention courtesy copies of this letter.

Form 10-K for the Year Ended December 31, 2010

Item 1. Business, Page 3

Properties, page 6

1.	In your future Exchange Act periodic reports, please include on a portfolio basis average effective annual rent, either on a MW or other comparable measurement, for your properties. Please include disclosure that clarifies how these amounts are calculated. To the extent tenant concessions, such as free rent, are not reflected in the measures, please expand your disclosure to quantify how concessions would impact the calculations.

1212 NEW YORK AVENUE, NW, SUITE 900, WASHINGTON, DC 20005

TEL. (202) 728-0044  •  FAX (202) 728-0220

COMPANY RESPONSE: In future Annual Reports on Form 10-K, we will disclose, on an average portfolio basis, the effective annual rent per MW. We also will include disclosure that clarifies how this amount is calculated.

2.	To the extent your aggregate acquisitions for the reporting period are material, please disclose, in future Exchange Act periodic reports, the weighted average capitalization rate for such acquisitions and explain how the rate was calculated.

COMPANY RESPONSE: Since our initial public offering in October 2007, we have not had any acquisitions.

3.	In future Exchange Act periodic reports, please expand your disclosure of your leasing activities for the most recent period, including a discussion of the volume of new or renewed leases, average rents or yields, and, where applicable, average leasing costs, leasing commissions and tenant concessions.

COMPANY RESPONSE: In future Exchange Act periodic reports, we will disclose the volume of new and renewed leases, total MWs and total square feet leased. In addition, as noted in our response to Comment No. 1, we also will disclose annually the effective rent per MW on an average portfolio basis. As discussed with Ms. Barros in a telephone call on June 27, 2011, the Company would suffer material harm if it disclosed rent, leasing commission and tenant concession information on a quarterly basis for the very limited number of new and renewed leases it typically executes each quarter. We have been a public company for fourteen quarterly periods and in eight of those fourteen filings, we have executed two or fewer leases. If we were to disclose rent, leasing commissions and tenant concessions on a quarterly basis, it would reveal to competitors and prospective customers commercially sensitive confidential information that would materially harm the Company’s business. We also note that this disclosure approach is consistent with the Company’s historical practice of disclosure in connection with its earnings press releases.

Item 7. Management’s Discussion and Analysis of Financial Condition…page 39

4.	In future periodic filings, please revise to include an analysis of your capital expenditures by disclosing total capital expenditures for new development, redevelopment/renovations, tenant allowances and other capital expenditures by year. In addition please provide a narrative discussion of significant changes in capital expenditures from year to year and of expectations for the future.

COMPANY RESPONSE: All future periodic filings will include an analysis of capital expenditures and a narrative discussion of significant changes and expectations for the future.

5.	We note from your disclosure on page 41 and your property accounting policy on page 63 that you capitalize or defer salaries and other operating costs in conjunction with the development and leasing of properties. Please tell us, and disclose in future filings where significant, the amounts of salaries and related costs and other general administrative costs that are capitalized each year, whether they relate to development or leasing activities, what percentage of total salaries and related costs these costs represent, an analysis of significant fluctuations from year to year, and the amount of additional expense you would incur if you were to experience a 10% reduction in development activities without a corresponding decrease in indirect project costs.

COMPANY RESPONSE: The amount of salaries and related costs and other general administrative costs capitalized in conjunction with the development and leasing of our properties have not been significant in prior periods. For 2010, this figure was approximately $3.0 million which was 17% of total general and administrative costs incurred. Where significant, we will include this figure in future filings.

Notes to Consolidated Financial Statements, page 63

Notes 2. Significant Accounting Policies, page 63

6.	We note from your disclosure on page 64 that when future development is no longer probable, any capitalized pre-development costs are written off with a charge to expense. Please tell us whether you would have had significant pre-development/acquisition costs where you have abandoned the project and taken development charges.

COMPANY RESPONSE: The Company has not had significant pre-development / acquisition costs where we have abandoned any project.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 728-0044 x171 in connection with questions or comments concerning the above responses. Thank you for your attention to this matter.

Very truly yours,

/s/ Jeffrey H. Foster

Jeffrey H. Foster

Chief Accounting Officer